AB 3/13

BB 3/7

06002366

ATES
NGE COMMISSION
.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2006

SEC FILE NUMBER
8- 48192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Peabody, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Coldwater Canyon Avenue, Suite 100
(No. and Street)

Studio City, (City) CA (State) 91604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Williams (818) 761-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367
(Address) (City) (State) (Zip Code)

PROCESSED
APR 11 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Peabody, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

David Williams
Signature

President
Title

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN PEABODY, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2005

MORGAN PEABODY, INC.

Table of Contents

		PAGE
SEC Form X-17A-5		1
Independent Auditor's Report		2
Statement of Financial Condition		3
Statement of Income		4
Statement of Stockholder's Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7 - 8
Supplementary Information		
Schedule I	Statement of Net Capital	9
Schedule II	Determination of Reserve Requirements	10
Schedule III	Information Relating to Possession or Control	10
Independent Auditor's Report on Internal Control Structure required by SEC Rule 17a-5		11 - 12

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367 • (818) 657-0288 • FAX (818) 657-0299 • (818) 312-3283
E-mail: banerji@aol.com • *Web: www.DaveBanerjee.com*

INDEPENDENT AUDITORS' REPORT

Board of Directors
Morgan Peabody, Inc.
Studio City, California

I have audited the accompanying statement of financial condition of Morgan Peabody, Inc. as of December 31, 2005 and the related statements of operations, changes in Stockholder's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Peabody, Inc. As of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
An Accountancy Corp.
Registered with the PCAOB
(Public Company Accounting Oversight Board)
Woodland Hills, California
February 25, 2006

MORGAN PEABODY, INC.

Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$	240,342
		240,342
OTHER ASSETS		
Clearing deposit		51,000
Receivables from clearing		20,070
Income tax benefit		21,419
Total other assets		92,489
Total assets	$	332,831

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	31,439
Commission payable		22,000
Total liabilities		53,439
STOCKHOLDER'S EQUITY:		
Common stock (2,000 shares authorized, 1,000 shares issued)		1
Paid in capital		552,205
Retained deficit		(272,814)
Total stockholder's equity		279,392
Total liabilities and stockholder's equity	$	332,831

The accompanying notes are an integral part of these financial statements

MORGAN PEABODY, INC.

Statement of Income
For the year ended December 31, 2005

REVENUES:	
Commissions	$ 1,766,480
Other income	17,366
Total income	1,783,846
EXPENSES:	
Commissions	$ 740,216
Clearing and other charges	57,006
Professional fees	24,550
Employee compensation and benefits	837,679
Occupancy	88,281
Other operating expenses	81,347
Total expenses	1,829,079
LOSS BEFORE INCOME TAXES	(45,233)
INCOME TAX PROVISION (Note 2)	
Income tax benefit	8,982
NET LOSS	$ (36,251)

The accompanying notes are an integral part of these financial statements

MORGAN PEABODY, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2005

	Common Stock	Additional Paid-in-capital	Retained Deficit	Total Equity
Beginning balance January 1, 2005	$ 1	$ 512,205	$ (236,563)	$ 275,643
Capital contributions		40,000		40,000
Net loss			(36,251)	(36,251)
Ending balance December 31, 2005	$ 1	$552,205	($272,814)	$ 279,392

The accompanying notes are an integral part of these financial statements

MORGAN PEABODY, INC.

Statement of Cash Flows
For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(36,251)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Due from clearing firm		(41)
Due from insurance annuity		76,364
Receivable from clearing		52,331
Income tax benefit		(8,982)
Increase (decrease) in:		
Accounts payable		5,422
Payable due clearing		-
Note payable		-
Income taxes payabel		-
Commissions payable		(33,986)
Total adjustments		91,108
Net cash provided by operating activities		54,857
CASH FLOWS FROM FINANCING		
Capital contributions		40,000
Net cash provided by financing activities		40,000
Decrease in cash		94,857
Cash - beginning of period		145,485
Cash - end of period	$	240,342

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$0
Income taxes	$800

The accompanying notes are an integral part of these financial statements

MORGAN PEABODY, INC.

Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND GENERAL MATTERS:

Morgan Peabody, Inc. (the "Company") was formed in California on and is approved as a securities broker dealer by The Securities and Exchange Commission and The National Association of Securities Dealers. It is wholly owned by WFG Holding, Inc., which is owned by Mr. David Williams.

The firm operates on a fully disclosed basis with a clearing firm, National Financial and clears its insurance business with J.J. Greenfield Insurance Services

The firm engages in sales of listed and NASDAQ securities, mutual funds and variable Insurance products to individuals.

Cash

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 100% of the revenues were generated in the state of California.

Going Concern:

The firm is a development stage company and has not earned enough revenue to support its direct expenses. The viability of the firm is a function of the members' capital and future capital contribution.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2005.

MORGAN PEABODY, INC.

Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Lease:

The Company rests its facilities and fixed assets on a month-to-month basis from its parent without a long term commitment.

Note 2: INCOME TAXES

The Company was formed as a "C" Corporation. The Company has a loss carry forward and is allowed to carry it forward 15 years except for the State of California. The Company's current income tax benefit is:

Federal	$ 5,457
State	3,526
Total	$ 8,982

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2005 the company had a net capital of $263,741 which is $163,741 in excess of the minimum of $100,000 required and its ratio of aggregate indebtedness ($47,670) to net capital was 0.44:1, which is less than 15:1.

MORGAN PEABODY, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2005

Subtract - Non allowable assets:	12,437	21,419	(8,982)
Tentative net capital	263,741	257,973	5,768
NET CAPITAL	263,741	257,973	5,768
Minimum net capital	(100,000)	(100,000)	0
Excess net capital	$ 163,741	$ 157,973	5,768
Aggregate indebtedness	47,670	53,439	(5,769)
Ratio of aggregate indebtedness to net capital	0.18%	0.21%	

Changes are due to accrual of audit fees commission receivable and corresponding payables, and reclassigication of assets from allowable to non allowable assets.

The accompanying notes are an integral part of these financial statements

MORGAN PEABODY, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2005

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367 • (818) 657-0288 • FAX (818) 657-0299 • (818) 312-3283
E-mail: banerji@aol.com • *Web*: *www.DaveBanerjee.com*

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors,
Morgan Peabody, Inc.
Studio City, California

In planning and performing my audit of the financial statements of Morgan Peabody, Inc. for the year then ended December 31, 2005, I considered its internal control structure, for the purpose for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Morgan Peabody, Inc. that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which, I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Dave Banerjee, CPA
An Accountancy Corp.
Registered with the PCAOB
(Public Company Accounting Oversight Board)
Woodland Hills, California
February 25, 2006